SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Unifi, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

904677 20 0
(CUSIP Number)

Dillon Yarn Corporation Mitchel Weinberger, President and Chief Operating Officer 53 East 34th Street Paterson, NJ 07514 (973) 684-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Dillon Yarn Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,141,104
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,141,104
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 904677 20 0

Item 1.       Security and Issuer

This Amendment No. 3 to the Schedule 13D (including Amendments No. 1 and No. 2 thereto, the “Schedule 13D”) dated January 11, 2007 and filed with the Securities and Exchange Commission by Dillon Yarn Corporation (the “Reporting Person”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of Unifi, Inc., a New York corporation (the “Issuer”).  The share amounts described herein reflect the Issuer’s 1-for-3 reverse stock split effective November 3, 2010.

Item 2 of the Schedule 13D is hereby amended as follows:

Item 2.       Identity and Background

The Reporting Person is a South Carolina corporation.  The Reporting Person’s principal business is textile manufacturing and distributing.  The business address of the Reporting Person is 53 East 34th Street, Paterson, New Jersey 07514. During the last five (5) years the Reporting Person has not been convicted in any criminal proceedings.  During the last five (5) years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibit or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.       Interest in Securities of the Issuer

(a) As of the close of business on March 28, 2013, the Reporting Person beneficially owned 1,141,104 shares of Common Stock, constituting approximately 5.8% of the shares outstanding of Common Stock of the Issuer. The percentage of Common Stock of the Issuer beneficially owned by the Reporting Person is based upon 19,545,421 shares of Common Stock outstanding, which is the total number of shares outstanding as of March 29, 2013.

(b) The Reporting Person has the sole power to vote and to dispose or to direct the disposition of 1,141,104 shares of Common Stock.

(c) On March 20, 2013, the Reporting Person transferred 44,664 shares of Common Stock to 7 employees of the Reporting Person for no consideration.  Such transaction was effected at the Reporting Person’s offices pursuant to an assignment and assumption agreement entered into among the parties.  On March 22, 2013, the Issuer repurchased 500,000 shares of Common Stock from the Reporting Person at a price per share of $17.00.  The transaction was effected electronically by transfer of shares at the Issuer’s transfer agent pursuant to a stock purchase agreement entered into by the parties.  Other than the transactions described in this Item 5(c), the Reporting Person has not effected any transactions in the class of securities reported on herein during the past sixty days.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DILLON YARN CORPORATION
Date: April 1, 2013
By:	/S/ MITCHEL WEINBERGER
Name:	Mitchel Weinberger
Title:	President and Chief Operating Officer